VASOGEN INC.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  Vasogen Announces Second Quarter 2002 Results

Toronto, Ontario (July 24, 2002) -- Vasogen Inc. (TSX:VAS; AMEX:VSV) today reported the results of operations for the second quarter of 2002. Comparative figures relate to the three-month and six-month periods ending May 31, 2002, and to the three-month and six-month periods ending May 31, 2001. All amounts referenced herein are in Canadian dollars, unless otherwise stated.

The loss for the second quarter of 2002 was $4.5 million, or $0.09 per share, compared to a loss of $4.1 million, or $0.09 per share, in 2001. The loss for the six months ended May 31, 2002, was $9.5 million, or $0.20 per share, compared to $6.8 million, or $0.15 per share, for the same period in 2001. The increased loss resulted primarily from higher costs associated with the expansion of clinical research and development activities and the corporate costs associated with supporting these activities.

Research and development expenditures totaled $2.8 million in the second quarter of 2002, compared to $2.4 million in 2001. For the six months ended May 31, research and development expenditures totaled $6.0 million, compared to $4.2 million for the same period in 2001. The increase in spending primarily reflects costs to support Vasogen's expanded clinical development activity, as further discussed in the "Highlights" below.

General and administration expenditures totaled $1.9 million for the second quarter of 2002, compared to $2.0 million in 2001. For the six months ended May 31, general and administration expenditures totaled $3.9 million, compared to $3.6 million for the same period in 2001. The nominal increase for the six months ended May 31, 2002, relates to the growing infrastructure requirements necessary to support advancing the development of the Company's immune modulation therapy.

For the second quarter of 2002, investment income totaled $0.2 million, compared to $0.4 million in 2001. For the six months ended May 31, investment income totaled $0.4 million, versus $1.0 million for the comparable period in 2001. Investment income was lower in 2002, compared to the prior year, primarily due to lower average interest rates in the Company's investment portfolio and a lower average balance in the investment portfolio.

Cash, cash equivalents, and marketable securities held to maturity totaled $51.5 million, versus $39.5 million at year-end 2001. During the second quarter of the fiscal 2002 period, the Company completed a public offering of 5.2 million common shares for net proceeds of $23.1 million, whereas no financings were completed for the comparable period in 2001. The total number of common shares outstanding at the end of the second quarter of 2002 increased to 51.6 million from 46.4 million at fiscal 2001 year-end.

An expanded Management's Discussion & Analysis for the quarter is accessible on Vasogen's web site at www.vasogen.com


Highlights

o Vasogen announced plans for a pivotal, double-blind, placebo-controlled trial of its immune modulation therapy in chronic heart failure (CHF) designed to support regulatory approval for marketing in the United States, Canada, and Europe. This trial follows a recently completed double-blind, placebo-controlled CHF trial, which demonstrated significant reductions in the risk of death and hospitalization for those patients receiving immune modulation therapy. Each year in the U.S. and Canada, there are over 300,000 deaths associated with CHF, and the cost of medical care, primarily resulting from hospitalizations, exceeds $34 billion annually. An estimated five million people in North America are currently living with CHF. The pivotal trial will be conducted at clinical sites throughout the U.S. and Canada, subject to regulatory approval.


                                    - more -

                                                        ...page 2, July 24, 2002

o Vasogen appointed James Young, MD, Medical Director of the Kaufman Center for Heart Failure and Head of the Section of Heart Failure and Cardiac Transplant Medicine at The Cleveland Clinic, a world renowned heart center, as Chairman of the Steering Committee and global Principal Investigator for the Company's planned pivotal trial in CHF. Dr. Young has played a leading role in numerous multi-center clinical trials focusing on heart failure and transplantation and is the author and co-author of several book chapters and of many articles appearing in prestigious scientific journals.

o Guillermo Torre-Amione, MD, PhD, Medical Director of the Heart Transplant Service at Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, Texas, was appointed as Principal Investigator for the U.S. arm of Vasogen's CHF pivotal study. Jean-Lucien Rouleau, MD, Head, Division of Cardiology, University Health Network at the University of Toronto, and Head of Cardiology at Mount Sinai Hospital, will act as Principal Investigator for the Canadian arm of the trial. Both Drs. Torre-Amione and Rouleau are recognized experts in the field of CHF and have published extensively on the subject.

o Vasogen announced that results from its recently reported clinical trial in CHF have been accepted for oral presentation at the "Late Breaking Clinical Trials" session of the Annual Scientific Meeting of the Heart Failure Society of America to be held in Boca Raton, Florida, on September 25, 2002. Results from this study formed the basis for Vasogen's planned pivotal study in CHF. At the conference, Dr. Torre-Amione will present comprehensive findings from Vasogen's CHF trial, including previously reported results that demonstrated significant reductions in death and hospitalizations for patients receiving Vasogen's immune modulation therapy.

o Vasogen announced results from an open-label, multi-center clinical trial in moderate to severe psoriasis. The 113-patient study, conducted under the direction of Daniel Sauder, MD, Professor and Chairman, Department of Dermatology, Johns Hopkins University, achieved its primary objective of identifying an optimal treatment schedule for Vasogen's immune modulation therapy in psoriasis.

o Results from a double-blind, placebo-controlled clinical trial of Vasogen's immune modulation therapy in patients with advanced peripheral arterial disease (PAD) were published in the May 2002 issue of the European Journal of Vascular and Endovascular Surgery (23: 381-387). The results from this trial formed the basis for Vasogen's 500-patient pivotal PAD clinical trial in North America.

o Results from preclinical research demonstrating that Vasogen's immune modulation therapy significantly reduced the progression of atherosclerosis in a model of chronic vascular disease were published in the May 2002 issue of Atherosclerosis (162: 45-53). This research showed that Vasogen's immune modulation therapy decreased the progression of atherosclerosis and may stabilize atherosclerotic plaques by reducing inflammation. Chronic inflammation is now widely accepted as an important mechanism in the progression and rupture of atherosclerotic plaques.

o Vasogen announced the appointment of Surya N. Mohapatra, PhD, President and Chief Operating Officer of Quest Diagnostics Incorporated (NYSE: DGX), to its Board of Directors. Dr. Mohapatra combines an exceptionally strong background in U.S. and international operations, with a PhD in medical physics from the University of London and The Royal College of Surgeons of England. Vasogen and Quest Diagnostics have formed a strategic alliance for the joint commercialization of Vasogen's immune modulation therapy in the United States.

o    On May 28, 2002, Vasogen closed a firm commitment/bought deal offering of
     5.2 million common shares at $4.85 per share, for gross proceeds of approximately $25 million. Net proceeds of the offering, together with the Company's current cash resources, will be used to accelerate clinical development in chronic heart failure (CHF), to support ongoing research and development programs, and for general operations.


A quarterly conference call will be conducted on Wednesday, July 24, 2002 at 4:10 p.m. Eastern Time. The conference can be accessed by calling 416-640-4127 or 1-888-881-4892 ten minutes prior to the call. An audio web cast of the event will also be available at www.vasogen.com


     Vasogen is developing immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases.


This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                             Financial Tables Below


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)


Interim Consolidated Balance Sheet
(In thousands of Canadian dollars)
======================================================================================================

                                                                            May 31,     November 30,
                                                                               2002             2001
------------------------------------------------------------------------------------------------------
                                                                         (Unaudited)
Assets
Current assets:
     Cash and cash equivalents                                            $   1,408       $   1,187
     Marketable securities                                                   50,017          36,859
     Clinical supplies                                                        2,666           1,832
     Tax credits recoverable                                                  1,176             976
     Prepaid expenses                                                           112             281
     -------------------------------------------------------------------------------------------------
                                                                             55,379          41,135

Marketable securities                                                            65           1,482

Capital assets                                                                  649             622
Less accumulated amortization                                                   330             272
------------------------------------------------------------------------------------------------------
                                                                                319             350

Acquired technology                                                           4,081           4,081
Less accumulated amortization                                                 2,689           2,562
------------------------------------------------------------------------------------------------------
                                                                              1,392           1,519

------------------------------------------------------------------------------------------------------
                                                                          $  57,155       $  44,486
======================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                             $   1,981       $   3,112

Shareholders' equity:
     Share capital (note 2)                                                 126,340         103,034
     Deficit                                                                (71,166)        (61,660)
     -------------------------------------------------------------------------------------------------
                                                                             55,174          41,374

------------------------------------------------------------------------------------------------------
                                                                          $  57,155       $  44,486

======================================================================================================

See accompanying notes to interim consolidated financial statements.


Interim Consolidated Statements of Operations and Deficit
(Unaudited, in thousands of Canadian dollars, except per share amounts)
=========================================================================================================
                                              Three months ended May 31,      Six months ended May 31,
=========================================================================================================
                                                  2002           2001           2002          2001
---------------------------------------------------------------------------------------------------------
Expenses:

     Research and development                  $  2,807       $  2,433       $  6,015       $  4,248
     General and administration                   1,862          2,023          3,855          3,583

---------------------------------------------------------------------------------------------------------


Loss before the undernoted                       (4,669)        (4,456)        (9,870)        (7,831)
Investment income                                   191            388            364          1,038

---------------------------------------------------------------------------------------------------------

Loss for the period                              (4,478)        (4,068)        (9,506)        (6,793)
Deficit, beginning of period                    (66,688)       (49,996)       (61,660)       (47,271)

---------------------------------------------------------------------------------------------------------
Deficit, end of period                         $(71,166)      $(54,064)      $(71,166)      $(54,064)
=========================================================================================================
Basic and diluted loss per share (note 3)      $  (0.09)      $  (0.09)      $  (0.20)      $  (0.15)
=========================================================================================================

See accompanying notes to interim consolidated financial statements.


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)


Interim Consolidated Statements of Cash Flows
(Unaudited, in thousands of Canadian dollars)
-------------------------------------------------------------------------------------------------------------
                                                    Three months ended May 31,     Six months ended May 31,
-------------------------------------------------------------------------------------------------------------
                                                     2002              2001           2002           2001
-------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:

     Loss for the period                           $ (4,478)        $ (4,068)      $ (9,506)      $ (6,793)
     Items not involving cash:

         Amortization of capital assets
           and acquired technology                       92               84            185            168
         Foreign exchange loss (gain)                   233              (11)           152              1
     Change in non-cash working capital              (1,825)             353         (1,996)            43

-------------------------------------------------------------------------------------------------------------
                                                     (5,978)          (3,642)       (11,165)        (6,581)

Financing:
     Shares issued for cash                          25,000               --         25,000             --
     Warrants exercised for cash                         --               --             25             69
     Options exercised for cash                          15               58            184            105
     Share issue costs                               (1,903)              --         (1,903)            --
-------------------------------------------------------------------------------------------------------------
                                                     23,112               58         23,306            174

Investments:

     Increase in capital assets                         (12)              (7)           (27)           (23)
     Purchases of marketable securities             (23,203)            (380)       (23,362)        (1,054)
     Maturities of marketable securities              5,062            4,000         11,471          6,200
-------------------------------------------------------------------------------------------------------------
                                                    (18,153)           3,613        (11,918)         5,123

Foreign exchange gain (loss) on cash
   held in foreign currency                             (83)              11             (2)            (1)
-------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and
   cash equivalents                                  (1,102)              40            221         (1,285)

Cash and cash equivalents,
   beginning of period                                2,510            1,002          1,187          2,327

-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                                   $  1,408         $  1,042       $  1,408       $  1,042
=============================================================================================================

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)
Three months and six months ended May 31, 2002
--------------------------------------------------------------------------------


Since its inception, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment and prevention of disease and has not had any commercial operations. The operations of the Company are not subject to any seasonal or cyclical factors. All amounts are expressed in Canadian dollars unless otherwise noted.


The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not conform in all aspects to the requirements of GAAP for annual financial statements. These interim financial statements and notes thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended November 30, 2001.

1.       Significant accounting policies:
These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.

2.       Share capital:
=============================================================================
                                               May 31,         November 30,
                                                  2002                 2001
=============================================================================
                                            (unaudited)
Common shares                                   51,650               46,365
Options                                          1,977                1,777
Warrants                                         1,111                  886
=============================================================================

At May 31, 2002, 1,076,253 employment options and warrants were available for grant.

Public offering:
In May 2002, the Company issued 5,154,700 common shares for gross proceeds of $25,000,000 (net proceeds of $23,097,000 after issuance costs). As additional compensation to the underwriters, the Company issued compensation options to purchase up to 250,000 shares exercisable at $5.39 per common share until November 24, 2003.

3.     Loss per share:

=========================================================================================================
                                                Three months ended May 31,     Six months ended May 31,
                                                    2002          2001            2002          2001
---------------------------------------------------------------------------------------------------------
                                                        (Unaudited)                  (Unaudited)
Loss for the period                              $ (4,478)      $ (4,068)      $ (9,506)      $ (6,793)

Weighted average common shares outstanding:
Basic                                              47,782         44,834         46,554         44,806
Effect of stock options
and warrants                                           --             --             --             --
---------------------------------------------------------------------------------------------------------
Diluted                                            47,782         44,834         46,554         44,806
---------------------------------------------------------------------------------------------------------
Loss per share,
basic and diluted                                $  (0.09)      $  (0.09)      $  (0.20)      $  (0.15)
=========================================================================================================

4.       Segmented information:
The Company operates in one business segment, being the development of immune modulation therapies. The capital assets are mainly located in Canada and the acquired technology is located in Ireland.


                                      # # #

                      Management's Discussion and Analysis


The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada for interim financial statements. All amounts are expressed in Canadian dollars, unless otherwise noted. Annual references are to the Company's fiscal years, which end on November 30.


OVERVIEW

Vasogen is focused on the research, development, and commercialization of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases. Vasogen's lead clinical program, now in late-stage development, is focused on the treatment of peripheral arterial disease. Vasogen is also advancing its program in chronic heart failure into late-stage clinical development. Additional development programs are ongoing in other indications characterized by inflammation and immune system dysfunction.

Vasogen intends to commercialize its immune modulation therapy through alliances with established healthcare companies. To date, Vasogen has entered into one alliance with Quest Diagnostics Incorporated for the joint commercialization of its immune modulation therapy in the United States. The terms of this alliance are further discussed in the Company's regulatory filings.


RESULTS OF OPERATIONS

Research and Development

Research and development expenses include salaries for those employees directly involved in research and development and direct costs for clinical and preclinical programs, such as research center costs and monitoring costs, as well as indirect costs to support these programs, such as professional fees, technology costs, and other support costs.

For the six months ended May 31, 2002, research and development expenditures totaled $6.0 million, compared to $4.2 million for the same period in 2001. For the second quarter, these expenditures totaled $2.8 million, compared to $2.4 million for the same period in 2001. The increase in spending primarily reflects costs to support Vasogen's expanded clinical development activity.

For the six months ended May 31, 2002, the costs associated with Vasogen's expanded clinical program increased by $2.1 million, compared to the same period in 2001. These increases were offset somewhat by lower costs associated with the Company's preclinical program, which decreased by $0.3 million, compared to the same period in 2001.

For the three months ended May 31, 2002, costs associated with Vasogen's expanded clinical program have increased by $0.4 million, compared to the same period in 2001.

Vasogen announced plans for a pivotal, double-blind, placebo-controlled trial of its immune modulation therapy in chronic heart failure (CHF) patients. FDA clearance to initiate the trial is expected during the fourth quarter of 2002. Vasogen also released results from a clinical trial in psoriasis during the second quarter. The study achieved its primary objective of identifying an optimal treatment schedule. The Company is also conducting a pivotal clinical trial in peripheral arterial disease and has ongoing feasibility trials in other indications characterized by inflammation and immune system dysfunction. More details on Vasogen's clinical development programs can be found in its regulatory filings. Given Vasogen's expanding clinical development activity, Management anticipates that research and development costs will continue to increase.

Depending upon the results of its research and development, the Company could decide to continue with certain areas of research, terminate or cut back on certain areas, or commence new areas of research and development.


                                    - more -

General and Administration

General and administration expenses include salaries and related costs for those employees not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations, business development, and marketing-related activities. These expenses also include infrastructure costs, such as facilities and information technology, to support both corporate and research activities, as well as costs involved in corporate stewardship.

For the six months ended May 31, 2002, general and administration expenditures totaled $3.9 million, compared to $3.6 million for the same period in 2001. For the second quarter, these expenditures totaled $1.9 million, compared to $2.0 million for the same period in 2001.

This nominal increase in expenditures relates to the internal growth necessary to support the development of the Company's immune modulation therapy. Specifically, these increases are related to higher expenditures resulting from increased marketing-related costs and infrastructure requirements to support both research and corporate activities. Expenditures related to market development have increased by $0.2 million for the six months ended May 31, 2002, compared to the same period in 2001. Other administrative expenditures, including those for facilities, insurance, and professional fees, have increased by $0.1 million for the six months ended May 31, 2002, compared to the same period in 2001.

For the three months ended May 31, 2002, the increases in infrastructure requirements to support both research and corporate activities have been offset by decreases in other professional fees during this period.

Investment Income

For the six months ended May 31, 2002, investment income totaled $0.4 million, versus $1.0 million for the comparable period in 2001. For the second quarter, investment income totaled $0.2 million, versus $0.4 million for the comparable period in 2001. Investment income was lower, primarily due to lower average interest rates and a lower average balance in the Company's investment portfolio.

Loss

The loss for the six months ended May 31, 2002 was $9.5 million, or $0.20 per share, compared to $6.8 million, or $0.15 per share, for the comparable period in 2001. For the second quarter the loss was $4.5 million, or $0.09 per share, compared to $4.1 million, or $0.09 per share, for the comparable period in 2001. As discussed above, the increased loss resulted mainly from higher costs associated with the expansion of clinical research and development activities and the corporate costs associated with supporting these activities. This increase was also a result of a lower level of investment income in 2002.

There are no seasonal or cyclical factors that have a material effect on the Company's operating results.


LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Vasogen has financed its operations primarily from public and private sales of equity, the exercise of warrants and stock options, and interest on funds held for future investments.

During the second quarter of the fiscal 2002 period, the Company completed a public offering of 5.2 million common shares for net proceeds of $23.1 million. As additional compensation to the underwriters, the Company issued compensation options to purchase up to 250,000 shares exercisable at $5.39 per common share until November 24, 2003. No financings were completed for the comparable period in 2001.

For the six months ended May 31, 2002, Vasogen received proceeds of $0.2 million from the exercise of options and warrants, compared to $0.2 million for the same period in 2001. For the second quarter, Vasogen received nominal proceeds from the exercise of options and warrants, compared to $0.1 million for the same period in 2001. The total number of common shares outstanding at the end of the second quarter increased to 51.6 million from 46.4 million at fiscal 2001 year-end.


                                    - more -

At May 31, 2002, the Company had cash, cash equivalents, and marketable securities held to maturity totaling $51.5 million, compared to $39.5 million at year-end 2001. The increase is primarily a result of the financing completed at the end of the second quarter. The Company invests these funds in liquid government and corporate debt instruments having an "A" credit rating or greater. In the environment of low interest rates that has prevailed, Management elected to commit funds primarily to short-term investments.

For the six months ended May 31, 2002, the Company's net cash used in operations was $11.2 million, compared to $6.6 million for the same period in 2001. For the second quarter, the Company's net cash used in operations was $6.0 million, compared to $3.6 million for the same period in 2001. These increases primarily reflect increases in Vasogen's clinical research and development expenses. The increase is also a function of the change in working capital. The burn rate for 2002 is in line with the Company's operating plan, which incorporates expanded clinical development and research activity and the larger infrastructure necessary to support the Company's planned growth.

The Company will require additional financing to grow and expand its operations and plans to raise funds from time to time, even if it does not have an immediate need for additional capital. Funding requirements may vary depending on a number of factors, including the progress of its research and development programs, the extent and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing, and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, and competing technologies and market developments.


RISKS AND UNCERTAINTIES

Vasogen has not had any significant changes to its risks and uncertainties from those that were disclosed in the Company's fiscal 2001 Management's Discussion and Analysis.


OUTLOOK

Vasogen expects to continue to incur operating losses as a result of the expanded clinical trial activity necessary to support regulatory approvals for the Company's immune modulation therapy in the United States, Canada, and other jurisdictions. The Company believes it has sufficient resources to fund operations for the upcoming year. The Company will need to raise additional capital to fund operations over the long term.

To commercialize its immune modulation therapy, the Company may enter into additional strategic alliances with established healthcare companies that have the commercial infrastructure necessary to support successful market introduction in various geographical jurisdictions.